SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                           Arena Pharmaceuticals, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                   040047 10 2
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                                 (CUSIP Number)

                                  Gabe Hoffman
                        Accipiter Capital Management, LLC
                           399 Park Avenue, 37th Floor
                               New York, NY, 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January [ ], 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040047 10 2
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Accipiter Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     404,812

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     404,812

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     404,812

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.52%

14.  TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 040047 10 2
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Candens Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     529,688

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     529,688

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     529,688

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.99%

14.  TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 040047 10 2
          ---------------------

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Item 1.   Security and Issuer.

      Arena Pharmaceuticals, Inc. (the "Issuer"), Common Stock, $.0001 par value (the "Shares"). The address of the issuer is 6166 Nancy Ridge Road, San Diego, California 92121.

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Item 2.   Identity and Background.

(a-c,f) This Schedule 13D is being filed by Accipiter Capital Management, LLC ("Accipiter Capital") and Candens Capital, LLC ("Candens" and, together with Accipiter Capital, the Reporting Persons. Accipiter Capital and Candens are both a Delaware, USA, limited liability company with their principal business address at 399 Park Avenue, 37th Floor, New York, NY, 10022. Accipiter Capital serves as the investment manager to Accipiter Life Sciences Fund (Offshore), Ltd., a pooled investment vehicle organized as an exempted company under the laws of the Cayman Islands and Candens Capital, LLC serves as the general partner of Accipiter Life Sciences Fund, LP, a private investment partnership formed under the laws of Delaware USA.

     (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.   Source and Amount of Funds or Other Consideration.

As of the date hereof, Accipiter Capital may be deemed to beneficially own 404,812 Shares. As of the date hereof, Candens may be deemed to beneficially own 529,688 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.   Purpose of Transaction.

The Shares held by the Reporting Person were acquired for, and are currently being held for, investment purposes and were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons believe that the Issuer's proposed equity offering of its common shares is not in the best interests of the Issuer's shareholders. The Reporting Persons have expressed this to the Issuer in a letter dated January 27, 2005, that is filed as Exhibit A to this Schedule 13D. The Reporting Persons have not received a response to the January 27 letter from the Issuer. The Reporting Persons are currently evaluating further steps that may be in the interest of shareholders of the Issuer. The Reporting Persons may in the future, either alone or with other shareholders of the Issuer, pursue such actions that could, if successfully pursued, result in the occurrence of one or more of the events enumerated in Items 4 of Schedule 13D. The Reporting Persons considering all potential legal remedies, including a potential suit against the Company and its Board of Directors for breach of fiduciary responsibility to shareholders. We may consider, among other options, solicitation of a proxy to replace certain board members of the Issuer including, but not limited to, Mr. Jack Leif, CEO, President, and Director, Mr. Steven Spector, General Counsel and Director, Mr. Scott Bice, a Director, and Mr. Donald Belcher, a Director.

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Item 5.   Interest in Securities of the Issuer.

(a, b) As of the date hereof, Accipiter Capital may be deemed to be the beneficial owner of 404,812 Shares, constituting 1.52% of the Shares of the Issuer, and Canden may be deemed to be the beneficial owner of 529,688 Shares, constituting 1.99% of the Shares of the Issuer, in each case based upon 26,531,496 Shares outstanding as of the date of this filing. The number of outstanding shares is as of October 29, 2004 as reported in the Issuer's Form 10-Q for the period ending September 30, 2004 and filed November 8, 2004.

      Accipiter Capital has the sole power to vote or direct the vote of 404,812 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 404,812 Shares; and has shared power to dispose or direct the disposition of 0 Shares. Candens Capital has the sole power to vote or direct the vote of 529,688 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 529,688 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit B.

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Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          N/A

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Item 7.   Material to be Filed as Exhibits.

Exhibit A: Letter to the Issuer dated January 27, 2005
Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ACCIPITER CAPITAL MANAGEMENT, LLC

                                    By:  /s/ Gabe Hoffman
                                         ---------------------
                                         Gabe Hoffman
                                         Managing Member


                                    Candens Capital, LLC

                                    By:  /s/ Gabe Hoffman
                                         ---------------------
                                         Gabe Hoffman
                                         Managing Member


January 31, 2005



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

January 27, 2005


Accipiter Capital Management, LLC announces that it is sending the following letter to Arena Pharmaceuticals, Inc, and its board of directors.



January 27, 2005

Via email and Federal Express
Jack Leif
CEO, President and Director
Arena Pharmaceuticals, Inc.
6166 Nancy Ridge Drive
San Diego, CA 92121
CC: Arena Board of Directors c/o Stephen Spector, General Counsel

Dear Mr. Leif:

Accipiter Capital Management, LLC is currently a holder of 919,500 shares of Arena Pharmaceuticals, Inc. Given that Accipiter is one of Arena's largest shareholders, we believe it is appropriate for this letter to be released into the public domain.

We are opposed to the proposed offering by Arena Pharmaceuticals, Inc. of up to 6,900,000 shares of common stock, including over-allotments. After our meeting last week and subsequent conversations regarding the proposed transaction, the purpose of this letter is to share our thoughts and analysis.

Arena's research programs have recently received significant external validation. Most importantly, last month Arena and Ortho-McNeil Pharmaceutical, Inc, a subsidiary of Johnson and Johnson (J&J), entered into a sizable worldwide collaboration and licensing agreement containing hundreds of millions of dollars of potential milestone payments. Arena also received a total of $24.5 million in cash payments in December alone. The J&J agreement is one of the most valuable agreements for a pre-clinical program in the entire history of the biotechnology industry. In October 2004, Arena also extended its research collaboration with Merck, and Merck purchased $7.5 million of Arena stock at $8.00 / share, representing roughly a 70% premium to the company's share price at the time.

Arena's current share price of $5.94, as of yesterday's close, is barely above the company's net tangible book value of $5.11 per share, as listed in the prospectus. The capital markets are therefore assigning little to no value for the company's research programs, science, clinical pipeline, or technology.

Management and the Board, through a willingness to issue shares at such a depressed valuation, are signaling to the markets that they share the market's current view that the value of Arena's technology and science are negligible.

It is illogical for a company's own management and its board to unnecessarily dilute shareholders when the capital markets are valuing the company in this fashion.

In order to gain a better understanding of the reasons for the proposed offering, you and Mr. Dominic Behan, Ph.D., Arena's Chief Scientific Officer, Mr. Matthew Plunkett, a Director of Healthcare Investment Banking at CIBC, and myself held a meeting on January 20th at Accipiter's offices. A conference call was held on January 20th including myself and three members of Arena's Board of
Directors: Mr. Steven Spector, J.D., Arena's General Counsel, Mr. Scott Bice, a Director, and Mr. Donald Belcher, a Director. I greatly appreciate the courtesy involved for all parties to make time for those two discussions in their busy schedules.

A disappointment with the markets' lack of recognition of the value of the J&J collaboration was expressed by you, as well as by Mssrs. Bice and Belcher.

It is our view that neither a sufficient nor reasonable amount of time was provided for the capital markets to reflect this value in Arena's stock price between the announcement of the J&J collaboration on December 21st and the announcement of the proposed offering on January 13th. Slightly more than three weeks is hardly adequate under normal circumstances, especially so when that timeframe encompasses the holiday season.

Moreover, since Arena is a small capitalization biotechnology company without widespread analyst coverage, it should be expected that relative to most companies, a greater length of time is required for the markets to appreciate this new collaboration. Additionally, in the short time between the announcement of the collaboration and the proposed offering, management has not held a conference call, presented at a single investment conference, or traveled to meet potential investors on a "non-deal road show" to bring attention to this transformational agreement.

Purchase of a new investment position for the portfolio of an institutional firm generally requires an analyst to complete a rigorous research process, involving substantial scientific due diligence, one or more meetings with management, the creation of detailed written reports for the portfolio manager, and occasionally investment committee approval. Such a process generally takes significantly longer than three weeks. Similar amounts of time would be required for an analyst at a brokerage firm to research Arena and potentially initiate coverage.

In both the meeting and conference call of January 20th, it was disappointing to learn that none of the parties involved could provide even one example of a biotechnology company with greater than two years cash at current burn rates conducting a financing through a secondary offering at roughly book value.

Out of the many thousands of financing transactions that have occurred in the past several years, Arena's proposed offering appears to stand alone. Our research is unable to identify one single biotechnology company in Arena's financial position that has chosen to dilute shareholders with a secondary offering of shares this close to book value.

Mr. Plunkett, in a telephone conversation of January 26th, was kind enough to provide some examples of what he believed were financing transactions close to book value through secondary offerings of common stock by biotechnology companies with greater than two years of cash. Mr. Plunkett provided the company names and financing dates. Upon review, my research indicated that one of those six examples given, Tularik in 10/02, was in fact was not a secondary offering by the company.

The remaining five are listed below. It is obvious that Arena still stands alone, with the lowest premium to net tangible book value by a significant margin. Given that Arena's net tangible book value is higher at 12-31-04 than 9-30-04 as a result of the J&J payments during the fourth quarter, the disparity is even more striking.


                            Net           Net                      Net Price to
Company   Offering  Gross   Proceeds      Tangible    Net BV       Company as
(Ticker)  Date      Price   to Company    Book Value  as of date   Premium to BV
--------  ----      -----   ----------    ----------  ----------   -------------

Incyte    Nov-04    $9.75     $9.23       $0.47      6/30/2004        1863%
Alexion   Jul-04   $15.50    $14.75       $4.09      4/30/2004         261%
Vical     Mar-04    $5.50     $5.17       $4.18      12/31/2003         24%
Tularik   Oct-02    $6.80     $6.25       $3.78      9/30/2002          65%
Telik     Jan-02    $6.50     $6.11       $1.47      9/30/2002         316%
Arena     Jan-05    $5.94     $5.65*      $5.11      9/30/2004          11%

* based on closing price of 1-26-05 and Accipiter's estimates of customary underwriting discounts

The issuance of additional shares at or near tangible book value is usually limited to financially desperate companies. With around $130 million in cash and equivalents as of 12-31-04 and a net loss of $43.1 million for the nine months ended 9-30-04, Arena is hardly a financially desperate company.

The proposed offering brings additional risks to Arena shareholders, as detailed in the company's filings. If Arena were to issue shares at below a net price of $6.72 / share, which equates to a price to the public of less than $7.22 / share, the holders of Series B Convertible Preferred Stock may require Arena to redeem all or some of their outstanding preferred shares. The aggregate redemption price as of December 31, 2004 was approximately $36.5 million, which would consume substantially all of the proceeds from the proposed offering, or cause Arena to issue additional common shares to satisfy the redemption. Furthermore, Arena's offering of shares below this threshold will result in additional dilution to shareholders, as the exercise price for the warrants on the Series B-1 Convertible Preferred will be adjusted downward, and the number of warrants will be adjusted upwards, per the formula outlined in the company's filings.

Therefore, we are strongly opposed to the proposed offering at current prices, and urge you and the Board of Directors to swiftly terminate it.


Sincerely,



Gabe Hoffman

General Partner



21698.0001 #543836